111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

August 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation
Confidential Draft Registration Statement on Form S-1
Submitted on July 18, 2013
CIK No. 0001348324

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, LDR Holding Corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 23, 2013 (the “Staff Letter”) relating to the above-referenced submission (the “Submission”). The Company is concurrently filing an amended registration statement on Form S-1, which incorporates changes made in response to the Staff’s comments (“Amendment No. 1” and, the Submission as so amended by Amendment No. 1, the “Registration Statement”).

For the convenience of the Staff, we have reproduced the Comments in italicized, bold type and followed each Comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 1.

Cover Page

1.	We note your response to prior comment 1. Please remove the words “Exclusive Technology” from the front prospectus cover page. Also, please revise the front and back prospectus cover page to clarify that you have not received FDA approval for the Mobi product.

Response:	In response to the Staff’s comment, the Company has included revised a graphic on the front cover of the prospectus, removing the words “Exclusive Technology.” The Company respectfully advises the Staff that it has received FDA approval for the Company’s Mobi product and does not believe any clarification is necessary.

Austin Beijing Dallas Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: LDR Holding Corporation

August 28, 2013

Prospectus Summary, page 1

2.	We note your response to prior comment 3 regarding your FDA approval status. Please tell us why you believe FDA approval was limited at this time to one-level cervical disc disease treatment. Also, given that much of your current disclosure is premised upon receipt of FDA approval for two-level cervical disc disease, please update your disclosure with your next amendment.

Response:	The Company respectfully advises the Staff that on August 23, 2013, the Company received FDA approval for the Company’s Mobi-C product to treat two-level cervical disc disease. The Registration Statement has been revised to reflect this approval.

3.	We note your response to prior comment 7. Please revise the final sentence of the first paragraph of the Overview section to clarify that the cervical disc replacement market is relatively small. Also, please quantify the “small portion of the U.S. spine market” referenced in your disclosure on page 3 and on page 95.

Response:	The Company has revised the disclosure on pages 1, 3 and 96 of the Registration Statement in response to the Staff’s Comment. The Company respectfully notes that the size of the U.S. cervical disc replacement market was included in the Registration Statement on pages 3 and 102 but the Company has clarified this disclosure on page 3 of the Registration Statement.

The safety and efficacy of some of our products…, page 24

4.	We refer to prior comment 10. Revise, where appropriate, to include the information you provided in your response letter regarding the nature of your on-going obligations.

Response:	The Company has revised the disclosure on pages 24 and 31 of the Registration Statement in response to the Staff’s Comment.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 28, 2013

Unaudited Pro Forma Financial Information, page 63

5.	Please tell us why you have not presented pro forma statements of comprehensive loss for the latest annual and interim periods reflecting these transactions. In this regard, the pro forma statements should include footnote disclosures that make the computations of each pro forma net loss per share and related shares outstanding transparent to investors. Additionally, they should disclose separately the material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income or loss of the registrant within the 12 months succeeding the transaction and clearly indicate that such charge was not reflected in the pro forma financial statements. Refer to Rule 11-02 of Regulation S-X.

Response:	In response to the Staff’s Comment, the Company has included pro forma statements of comprehensive loss for the latest annual and interim periods on pages 68 and 69 of the Registration Statement.

6.	Please provide pro forma footnotes to describe the certain assumptions made by management referred to on page 63.

Response:	In response to the Staff’s Comment, the Company has included additional disclosure on page 65 to describe the certain assumptions made by management in the preparation of the pro forma financial information included in the Registration Statement.

Unaudited Pro Forma Consolidated Balance Sheet, page 64

7.	It appears that certain information to be included in this section is available based on the introduction to the unaudited pro forma financial information and the footnotes on page 65, including the conversion of the convertible preferred stock. Please revise the filing to include any information that can currently be calculated.

Response:	In response to the Staff’s Comment, the Company has revised pages 67 through 71 of the Registration Statement to include information in the unaudited pro forma financial information and footnotes for the information that can currently be calculated, including the conversion of the convertible preferred stock.

Management’s Discussion and Analysis, page 68

8.	We note your new disclosure in the second paragraph of the Overview section. Please quantify the size of the “specific segment of the overall spine implant market” that your products target.

Response:	The Company has revised the disclosure on page 74 of the Registration Statement in response to the Staff’s Comment.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 28, 2013

Competition, page 110

9.	We note that your prospectus disclosure continues to minimize the significance of competitors in the marketplace. For example, several of the bullets on page 4 would appear to favor more experienced competitors with more established brands and infrastructure. However, you identify the bulleted factors on page 4 as your competitive strengths. Similarly, the paragraph at the bottom of page 110 purports to identify numerous factors that advantage your competitors; however, that paragraph is inconsistent with the next paragraph which asserts that several of the same factors are your competitive advantages. Please reconcile.

Response:	The Company revised the disclosure on pages 4, 105 and 106 of the Registration Statement in response to the Staff’s Comment by removing the fourth and fifth bulleted factors that it believes are Company attributes but not necessarily advantages the Company may have over its larger competitors. The Company believes that the PMA approval process creates a barrier to entry and is properly categorized as a competitive strength. Although our larger competitors may have the resources to undertake a PMA approval process for products that could compete with Mobi-C, that process is typically lengthy and burdensome and, thus, serves as a reasonable obstacle for any company considering entry into this market.

In addition, the Company revised page 118 of the Registration Statement in response to the Staff’s Comment to remove disclosure in the paragraph following the list of what the Company perceives to be the competitive factors in its industry in order to resolve the inconsistency noted by the Staff’s Comment.

10.	In addition, please address whether any of the features or functionality of your competitors’ products may provide advantages over your products.

Response:	The Company has revised the disclosure on pages 103 and 105 of the Registration Statement in response to the Staff’s Comment.

11.	We note that you refer to your products as “unique” and “exclusive” throughout the prospectus. Please remove these terms and any other language which may suggest your products are entirely different from others on the market. In this regard, please note that the prospectus is a disclosure document, not a marketing document.

Response:	The Company has revised the disclosure throughout the Registration Statement to remove the term “unique.” In addition, the Company has revised the Registration Statement to remove references to the Company’s products being “exclusive.” However, in its financial reporting, the Company refers to its VerteBRIDGE and Mobi products together as “exclusive technology products” and accordingly retained such terminology for financial reporting.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 28, 2013

Notes to Consolidated Financial Statements, page F-7

Note 9 – Long-term Debt, page F-17

(c) – Loan Facility, page F-18

12.	We note your response to prior comment 18. Your disclosures indicate you obtained Loan C for an additional $3.2 million with this amendment. Please provide further explanation and your analysis supporting the conclusion that cash flows under the amended facility did not change by more than 10%.

Response:	The Company respectfully advises the staff that in connection with the loan modification in February 2011 disclosed in the notes to the consolidated financial statements, the Company received $3.175 million from the lender, the interest rate was modified on a portion of the debt, the maturity date was extended until December 31, 2014, and the Company provided the lender incremental warrants to purchase shares of the Company’s common stock. To perform the 10% test under ASC paragraphs 470-50-40-10 to 470-50-40-12, the Company scheduled out all of the contractual cash flows under the new debt instrument, including any cash paid to or received from the lender on the modification date, and compared such to the carrying value of old debt. However, both the original debt instrument (the Modified Loans) and the modified debt instrument (Loan C) contained prepayment features. Accordingly, pursuant to ASC 470-50-40-12(c), the Company performed separate cash flow analyses assuming exercise and nonexercise of the prepayment options and the cash flow assumptions that generated the smaller change served as the basis for determining whether the 10% threshold was met.

In the case of the Company’s Loan C and the Modified Loans (as defined in the notes to the consolidated financial statements), the Company could elect to immediately prepay the debt instruments without penalty (with 5 days notice to the lender). Accordingly, performing a cash flow analysis that assumes the immediate exercise of the prepayment options on both the original debt instrument (the Modified Loans) and the new debt instrument (Loan C) would result in an approximate 4.58% change in cash flows, as detailed below. Given that the prepayment only requires five days advance notice to the lender (in essence immediate prepayment), the payment amounts have not been discounted. Based on the guidance in paragraph 470-50-40-10 and subparagraph 470-50-40-12(c), the Company concluded that there had been no substantial modification and, accordingly, did not apply extinguishment accounting.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 28, 2013

Modified Loans (old debt)
Present value of Modified Loans (old debt)	$(9,822,776	)(a)

Loan C (new debt)
Proceeds received from the lender	$3,175,000	(b
Loan fee paid to the lender	$(100,000	)(b)
Incremental value of the warrants issued to the lender	$(349,740	)(c)
Principal amount of Modified Loans (new debt)	$(12,997,776	)(d)

Total new debt cash flows	$(10,272,516	)(e)

Change in cash flows	$(449,740	)(a)-(e)
Percentage change	4.58%

(a)	Represents the carrying value of the Modified Loans at the modification date, which was immediately prepayable without penalty.
(b)	Represents the incremental $3.175 million of borrowings under Loan C and the $100,000 commitment fee paid to the lender, both of which are day 1 cash flows.
(c)	Represents the incremental value of the warrants issued to the lender in connection with the loan modification, which is deemed a day 1 cash outflow.
(d)	Represents the principal amounts of Loan C, which was immediately prepayable without penalty.

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Securities and Exchange Commission

Re: LDR Holding Corporation

August 28, 2013

Please refer any questions to the undersigned at (512) 320-9290.

Respectfully submitted,

Andrews Kurth LLP

/s/ Carmelo Gordian
Carmelo Gordian